Exhibit (d)(2)

iBASIS, INC.

AMENDMENT TO AMENDED AND RESTATED 1997 STOCK INCENTIVE PLAN

This Amendment to the iBasis, Inc. (the “Company”) Amended and Restated 1997 Stock Incentive Plan (the “Plan”), is hereby effective as of January 15, 2007.

WHEREAS, the Company enacted the Plan in accordance with the purposes set forth therein;

WHEREAS, Section 10(a) of the Plan reserves to the Company’s Board of Directors the power in its discretion to amend the Plan at any time and from time to time subject to applicable law and the rights of holders of outstanding Options and Restricted Stock Awards on the date of such action; and

WHEREAS, the Board of Directors deems it appropriate to amend the Plan to allow the Committee in its discretion to extend the date of exercise of an Option following termination of an optionee’s employment or consulting relationship provided that the Option shall expire no later than the tenth anniversary of the date of grant.

WHEREAS, unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings ascribed to them in the Plan; and

NOW, THEREFORE, the Plan is hereby amended as set forth below:

1.             Section 6(b) of the Plan is hereby amended and restated in its entirety as follows:

“(b)         Each Option shall be exercisable at such time or times, during such periods, and for such numbers of shares as shall be determined by the Committee and set forth in the agreement or instrument evidencing the Option grant (subject to Acceleration by the Committee, in its discretion).  Unless otherwise determined by the Committee at the date of grant or at any time thereafter (subject to any restrictions and limitations under Section 409A of the Internal Revenue Code and regulations thereunder), the Option shall expire no later than three months following termination of the optionee’s employment or consulting relationship with the Company or a Subsidiary, including as a result of the Subsidiary ceasing to be affiliated with the Company, except in the event that such termination is due to death or disability, in which case the Option shall be exercisable for a maximum of twelve months after such termination.  In any event, the Option shall expire no later than the tenth anniversary of the date of grant.  Any Incentive Stock Option that is exercised more than three months following termination of the optionee’s employment or more than twelve months following the optionee’s disability shall cause such Incentive Stock Option to be deemed to be a Nonqualified Stock Option.”

2.             The Plan shall remain in full force and effect except as specifically amended herein.